[INVESCO ADVISERS]
February 18, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Investment Funds File Nos.: 33-19338 and 811-05426
Dear Mr. Di Stefano:
     On behalf of AIM Investment Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on February 12, 2010, with regard to Post-Effective Amendment No. 87/88(the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2009, pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”). A subsequent post-effective amendment (the “Subsequent Amendment”) to the Registrant’s registration statement on Form N-1A was filed with the SEC on February 12, 2010 pursuant to the 1940 Act and Rule 485(b) under the Securities Act. The Subsequent Amendment did not include Invesco Natural Resources Fund as that shell fund is no longer needed.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Certain of your comments were addressed in the Subsequent Amendment. Any additional disclosure changes required by these responses that were not addressed in the Subsequent Amendment will be incorporated into an additional post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Funds with “Van Kampen” in their name are referred to herein as the “Van Kampen Funds” and all other Funds are referred to herein as the “Morgan Stanley Funds” and, together with the Van Kampen Funds, the “Funds.”

Vincent Di Stefano
Division of Investment Management
February 18, 2010

     General Comments — Prospectuses
1. Comment: Note that the general comments received on January 13, 2010 to AIM Sector Funds’ Post-Effective Amendment No. 54 also apply to this filing, where applicable.
     Response: The comments received on January 13, 2010 to AIM Sector Funds’ Post-Effective Amendment No. 54 have been incorporated into this filing, as applicable.
Specific Comments:
Invesco Commodities Alpha Fund
1. Comment: Given the name of the Fund, the Fund should have an 80% policy to invest in commodities or their economic equivalent. Since this is not possible, consider changing the name of the Fund.
     Response: The name of the Fund has been changed to “Invesco Commodities Strategy Fund.”
2. Comment: Briefly describe what commodity-linked notes, commodity swaps, and futures contracts are in the summary strategy section of the prospectus.
     Response: The disclosure has been clarified to reflect the fact that the Fund will invest only in commodity-linked notes, commodity swaps and futures contracts, as well as fixed-income securities and money market instruments.
3. Comment: In the summary strategy section of the prospectus, please indicate whether the fixed-income securities in which the Fund invests are investment-grade or junk.
     Response: The Fund will invest in investment grade fixed-income securities. The disclosure has been revised accordingly.
4. Comment: In the summary strategy section of the prospectus, you state that “The Adviser utilizes a multi-strategy investment approach to invest in the global commodities markets.” Please clarify what is meant by “multi-strategy.” Please also briefly describe how the adviser will decide which securities to buy and when to sell.
     Response: The Adviser utilizes multiple quantitative strategies and proprietary models to determine what it believes are the optimum commodities opportunities at any given time. These

Vincent Di Stefano
Division of Investment Management
February 18, 2010

strategies and models will provide the Adviser with the necessary information to determine which commodity-linked derivatives (i.e., commodity-linked notes, commodity swaps or futures contracts) to buy and sell. The relevant disclosure has been revised accordingly.
5. Comment: Disclose the investments in which the Cayman Subsidiary Fund invests in the summary section of the prospectus.
     Response: The Cayman Subsidiary Fund will invest in the same commodity-linked derivatives as the Fund. The relevant disclosure has been revised accordingly.
6. Comment: Please add the Man-Glenwood No-Action Letter disclosure to the summary section of the prospectus.
     Response: The investment by the Fund in the Cayman Subsidiary Fund is not intended to comply with the terms of the no-action letter to Man-Glenwood Lexington TEI, LLC (Apr. 30, 2004) (“Man-Glenwood”). Man-Glenwood involved an arrangement in which a top-tier registered investment company invested all of its assets in an offshore fund, which in turn invested all of its assets in a master registered investment company. The arrangement raised the question whether the offshore fund was indirectly offering its securities to the public in the United States through the top-tier fund, in violation of Section 7(d) of the 1940 Act. It also raised questions as to compliance with Section 12(d)(1) of the 1940 Act.
     The present arrangement has a different structure. The Fund, a domestic registered investment company, will invest a portion of its assets (i.e., up to 25%) in the Cayman Subsidiary Fund to gain exposure to commodity markets in a tax efficient manner. Because the Fund will invest only a relatively small portion of its assets in the Cayman Subsidiary Fund, the Fund does not believe that the arrangement should be seen as an indirect offer of the Cayman Subsidiary Fund’s securities to the United States public. Rather, the Fund believes that this method of achieving exposure to an offshore fund is a common and accepted practice in the industry. This practice was recognized in the no-action letter to Fidelity Select Portfolio (Apr. 29, 2008), which addressed the appropriate accounting for such arrangements. The Fund does not believe that Section 12(d)(1) is implicated because the Cayman Subsidiary Fund is excepted from the definition of an “investment company” by Section 3(c)(7) of the 1940 Act.
7. Comment: The first paragraph in the summary principal risk section of the prospectus states: “The derivatives and other investments held by the Fund’s Subsidiary are subject to the same risks that apply to similar investments if held directly by the Fund.” Please tighten this language and indicate the principal risks of the Subsidiary.
     Response: As the Cayman Subsidiary Fund will invest in the same commodity-linked derivatives as the Fund, we have deleted this sentence as it is repetitive.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

8. Comment: In the description of commodity-linked notes in the summary principal risk section of the prospectus, state that the instruments are synthetic and include counterparty default risk disclosure.
     Response: Disclosure regarding commodity-linked notes being derivative instruments has been added to the summary principal investment strategies section and counterparty risk disclosure has been added to the summary principal risk section of the prospectus.
9. Comment: In the description of commodity-linked notes in the summary principal risk section of the prospectus, state that “In addition to commodity risk, they may be subject to additional special risks...” Please summarize those special risks here.
     Response: The disclosure has been modified to list the special risks.
10. Comment: Delete the paragraph describing the Dow Jones and other indices included at the bottom of page 6 of the prospectus.
     Response: The paragraph has been deleted.
11. Comment: The third paragraph in the Item 9 strategy disclosure indicates that the Fund may invest in futures contracts. If this is a principal strategy of the Fund, please summarize in the summary strategy section and provide more disclosure in the Item 9 disclosure as to what futures contracts are.
     Response: Disclosure regarding futures contracts has been added to the summary strategy section and additional disclosure has been added to the Item 9 disclosure.
12. Comment: The fourth paragraph in the Item 9 strategy disclosure indicates that the Subsidiary may invest in “other commodity-linked derivatives.” Please add disclosure describing what “other commodity-linked derivatives” are.
     Response: This disclosure has been revised accordingly.
13. Comment: Disclose the principal risks of investments in which the Subsidiary invests in the Item 9 section of the prospectus.
     Response: See response to Comment 5 above.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

14. Comment: In the Item 9 description of “Risks of Investment in Foreign Wholly-owned Subsidiary” restated below, delete the language in brackets and replace it with a more thorough discussion of the risks of investing in the Subsidiary.
Risks of Investment in Foreign Wholly-owned Subsidiary. By investing in the Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s commodity-linked investments. The Subsidiary will not be registered under the Investment Company Act of 1940, as amended, (Investment Company Act) and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the Investment Company Act. [However, the Fund wholly owns and controls the Subsidiary, and the Fund and Subsidiary are both managed by the Adviser, making it unlikely that the Subsidiary will take action contrary to the interests of the Fund or its shareholders. The Fund’s Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiary, and the Fund’s role as the sole shareholder of the Subsidiary. Also, the Adviser, in managing the Subsidiary’s portfolio, will be subject to the same investment restrictions and operational guidelines that apply to the management of the Fund.]
     Response: The bracketed language has been moved from the Principal Risks section to the Principal Investment Strategies section.
15. Comment: Is investing in foreign securities truly non-principal? Consider moving the foreign risk disclosure if this is a principal risk of the Fund.
     Response: Investing in foreign securities is not a principal strategy of the Fund.
Invesco Alternative Opportunities Fund
1. Comment: In the summary strategy section of the prospectus, describe how the adviser decides which funds to invest in and when to sell.
     Response: The requested disclosure has been added.
2. Comment: The summary strategy section of the prospectus states that “Alternative or non-traditional asset classes may include, among others, real estate...” The phrase “may include” suggests that there are other asset classes not listed, please list them here.
     Response: The disclosure has been revised accordingly.
3. Comment: Please revise the Item 9 non-diversification risk disclosure to be particular to this Fund.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

     Response: The disclosure has been revised accordingly.
4. Comment: Please indicate that high yield bonds are also known as junk bonds.
     Response: The disclosure has been revised accordingly.
5. Comment: In the description of commodity-linked notes in the Item 9 risk section of the prospectus, state that the instruments are synthetic and include counterparty default risk disclosure.
     Response: The requested disclosure has been added.
6. Comment: If there are two tiers of expenses for this Fund, please add disclosure to that effect.
     Response: The requested disclosure is included in “Principal Risks — Expenses.”
7. Comment: Please indicate the percentage weightings in the underlying funds.
     Response: Disclosure regarding the Fund’s percentage allocation range in each underlying fund has been added in table format to the Item 9 principal investment strategy section of the Fund’s prospectus.
Invesco FX Alpha Plus Strategy Fund
1. Comment: In the summary strategy section of the prospectus, describe how the adviser decides which securities to buy and when to sell.
     Response: The requested disclosure has been added.
2. Comment: Consider recasting the disclosure below, which is included in both the summary and Item 9 strategy sections of the prospectus, in plain English.
The Fund attempts to target an estimated value at risk (VaR) of 6.00%. VaR is a measure used to estimate the maximum value of a portfolio that can be lost over a specified time period given a specific probability under normal conditions. Accordingly, the Adviser seeks to manage the Fund so that, under normal market conditions with a confidence level of 95%, the Fund should not lose more than 6.00% of its net asset value in a given 12-month period. The VaR is recalculated daily by reference to the Fund’s then current net asset value. There is no guarantee that the

Vincent Di Stefano
Division of Investment Management
February 18, 2010

Adviser’s use of such VaR measurements will be successful and result in lower targeted losses.
     Response: We respectfully acknowledge the comment; however, we believe the VaR disclosure is clear and in plain English.
3. Comment: What is meant by confidence level of 95% in the paragraph above?
     Response: A confidence level of 95% means that the Fund’s target potential losses of no more than 6% in any 12-month period should occur approximately 95% of the time.
4. Comment: The summary strategy section of the prospectus states: “The two major categories of Fund investments include currency transactions and money market instruments.” The word “include” suggests that there are other categories not listed, please list them here.
     Response: The disclosure has been modified as requested.
5. Comment: Revise the Item 4 description of counterparty risk to be in plain English. Use the word “default” or “total loss” in the last sentence.
     Response: The Fund respectfully acknowledges the comment, but believes the disclosure is in plain English and appropriately covers the risk described.
6. Comment: In the Item 9 section of the prospectus, describe how the adviser decides which securities to buy and when to sell.
     Response: The requested disclosure has been added.
7. Comment: What is meant by the word “exposed” in the following sentence:
     At least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be exposed to foreign currency through currency forwards and other currency transactions.
     Response: The word “exposed” means that at least 80% of the Fund’s net assets, plus borrowings, will be invested to provide shareholders with exposure to the risks and returns of the foreign currency markets.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

8. Comment: The fourth paragraph in the Item 9 disclosure states: “The Adviser expects to diversify the Fund’s currency exposure among a variety of currencies...” Consider using a word that does not have a 1940 Act meaning instead of “diversify.”
     Response: The requested change has been made.
9. Comment: The Item 9 disclosure indicates that the Fund “may take positions in currencies representing long or short exposures to the currencies with respect to the U.S. dollar” yet the Fund does not engage in short-selling. Please clarify.
     Response: The disclosure has been clarified.
10. Comment: Consider whether options, futures and currency swaps should be disclosed as principal risks rather than under the “Additional Risk Information” heading.
     Response: The disclosure related to options, futures and currency swaps has been moved to the “Principal Risk” section of the Fund’s prospectus.
11. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The Fund’s portfolio turnover rate is not anticipated to exceed 100%.
12. Comment: Consider whether the risks associated with foreign and emerging market securities should be disclosed as principal risks rather than under the “Additional Risk Information” heading.
     Response: Investing in foreign and emerging market securities is not a principal strategy of the Fund.
Invesco FX Alpha Strategy Fund
1. Comment: Please revise in accordance with the comments previously made to the Invesco FX Alpha Plus Strategy Fund.
     Response: The Fund’s prospectuses has been revised in accordance with the comments made to the Invesco FX Alpha Plus Strategy Fund.
Invesco Global Advantage Fund

Vincent Di Stefano
Division of Investment Management
February 18, 2010

1. Comment: The Fund must invest at least 40% of its assets outside the U.S. given the word “global” in its name. Please add disclosure to this effect.
     Response: The Fund normally invests at least 65% of its assets in equity securities of companies located throughout the world, including the United States. The Fund anticipates investing a substantial portion of its assets in a number of foreign countries; however, the Fund is not aware of any publicly-expressed Staff position requiring at least 40% of its assets be so invested.
2. Comment: The summary and Item 9 sections of the prospectus state: “The Fund will normally invest at least 65% of its assets in equity securities of companies located throughout the world, including the United States.” Please indicate the types of equity securities in which the Fund will invest.
     Response: The requested disclosure has been added.
3. Comment: In the summary strategy section of the prospectus, describe how the adviser decides which securities to buy and when to sell.
     Response: The requested disclosure has been added.
4. Comment: The summary section of the prospectus indicates that the Fund may use foreign forward currency exchange contracts. Please disclose what these are and how they are used.
     Response: The requested disclosure has been added.
5. Comment: Consider adding debt securities (including junk bond) risk, derivatives risk, value style risk and small capitalization risk to the principal risks of the Fund in both the summary and Item 9 sections of the prospectus.
     Response: None of these strategies are principal strategies of the Fund and therefore the requested disclosure has not been added.
6. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The Fund’s portfolio turnover rate is not anticipated to exceed 100%.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

7. Comment: Move the following disclosure, which is currently included in the Item 9 principal risk disclosure, to the Item 9 strategy section.
In connection with its investments in foreign securities, the Fund also may enter into contracts with banks, brokers or dealers to purchase or sell foreign currencies at a future date (forward foreign currency exchange contracts). A foreign currency forward contract is a negotiated agreement between the contracting parties to exchange a specified amount of currency at a specified future time at a specified rate. The rate can be higher or lower than the spot rate between the currencies that are the subject of the contract. Forward foreign currency exchange contracts may be used to protect against uncertainty in the level of future foreign currency exchange rates or to gain or modify exposure to a particular currency. In addition, the Fund may use cross currency hedging or proxy hedging with respect to currencies in which the Fund has or expects to have portfolio or currency exposure. Cross currency hedges involve the sale of one currency against the positive exposure to a different currency and may be used for hedging purposes or to establish an active exposure to the exchange rate between any two currencies.
     Response: The requested change has been made.
Invesco Global Dividend Growth Securities Fund
1. Comment: The Fund must invest at least 40% of its assets outside the U.S. given the word “global” in its name. Please add disclosure to this effect.
     Response: The Fund normally invests at least 80% of its assets in dividend paying equity securities of companies located throughout the world, including the United States. The Fund anticipates investing a substantial portion of its assets in a number of foreign countries; however, the Fund is not aware of any publicly-expressed Staff position requiring at least 40% of its assets be so invested.
2. Comment: In the summary strategy section of the prospectus, describe how the adviser decides which securities to buy and when to sell.
     Response: The requested disclosure has been added.
3. Comment: Consider adding the risks associated with investing in junk bonds to the principal risks of the Fund.
     Response: Investing in junk bonds is not a principal strategy of the Fund.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

4. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The Fund’s portfolio turnover rate is not anticipated to exceed 100%.
5. Comment: Move the following disclosure, which is currently included under in the Item 9 principal risk disclosure, to the Item 9 strategy section.
In connection with its investments in foreign securities, the Fund also may enter into contracts with banks, brokers or dealers to purchase or sell foreign currencies at a future date (forward foreign currency exchange contracts). A foreign currency forward contract is a negotiated agreement between the contracting parties to exchange a specified amount of currency at a specified future time at a specified rate. The rate can be higher or lower than the spot rate between the currencies that are the subject of the contract. Forward foreign currency exchange contracts may be used to protect against uncertainty in the level of future foreign currency exchange rates or to gain or modify exposure to a particular currency. In addition, the Fund may use cross currency hedging or proxy hedging with respect to currencies in which the Fund has or expects to have portfolio or currency exposure. Cross currency hedges involve the sale of one currency against the positive exposure to a different currency and may be used for hedging purposes or to establish an active exposure to the exchange rate between any two currencies.
     Response: The requested change has been made.
Invesco Health Sciences Fund
1. Comment: Indicate whether the 80% policy is based on total assets or net assets plus borrowing.
     Response: The requested disclosure has been added.
2. Comment: Consider adding the risks associated with investing in junk bonds to the principal risks of the Fund.
     Response: Investing in junk bonds is not a principal strategy of the Fund.
3. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).

Vincent Di Stefano
Division of Investment Management
February 18, 2010

     Response: The requested disclosure has been added.
Invesco International Growth Equity Fund
1. Comment: Indicate whether the 80% policy is based on total assets or net assets plus borrowing.
     Response: The disclosure has been revised as requested.
2. Comment: Consider adding growth style investing and small capitalization risk to the principal risks of the Fund.
     Response: Growth style investing risk has been added to the principal risks of the Fund. Investing in small capitalization companies is not a principal strategy of the Fund.
3. Comment: Please be more specific in the Item 4 derivatives risk disclosure and include the principal risks of the specific derivatives in which the Fund invests.
     Response: We respectfully acknowledge the comment and have modified the risks to include volatility risk, but otherwise believe the disclosure appropriately covers the risk of the derivative instruments described in the principal investment strategy section.
4. Comment: The first three paragraphs of the derivatives disclosure in the Item 9 principal risk section of the prospectus should be revised to include the risks of each derivative that is described.
     Response: The Fund respectfully acknowledges the comment, but believes the disclosure is appropriate. The Fund will also take the Staff’s comments into consideration in future annual updates.
Invesco Pacific Growth Fund
1. Comment: Indicate whether the 80% policy is based on total assets or net assets plus borrowing.
     Response: The disclosure has been revised as requested.
2. Comment: Consider adding emerging market securities and small capitalization risk to the principal risks of the Fund. Also include any risks specific to the Pacific region.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

     Response: Emerging markets and growth style investing risk have been added. Small capitalization risk is not a principal investment risk of the Fund, and the Fund does not believe there are any risks specific to the Pacific region that need to be added. The Fund will also take the Staff’s comments into consideration in future annual updates.
3. Comment: The first paragraph in the Item 9 principal investment strategy section of the prospectus includes a list of principal Asian countries. Why is China not included?
     Response: The Fund can invest in China, although investment in China is not a principal investment strategy of the Fund.
4. Comment: Query whether small capitalization risk, growth style investing risk and the risks of investing in other investment companies (including two tiers of fees) should be added to the principal risks of the Fund.
     Response: Growth style investing have been added to the principal risks of the Fund. Small capitalization risk and investment company risk are not principal investment risks of the Fund.
5. Comment: Consider whether the risks of investing in investment companies should be moved from the “Additional Strategy Information” section of the prospectus to the principal strategy section. Also add disclosure indicating that a shareholder can invest directly in the underlying fund.
     Response: The investment companies in which the Fund invests are unregistered foreign investment companies in which shareholders cannot invest directly.
Van Kampen Emerging Markets Fund
1. Comment: The Item 4 strategy disclosure indicates that the “Adviser seeks to maximize returns by investing in growth-oriented equity securities of emerging country issuers.” Please explain what is meant by “growth-oriented equity securities.”
     Response: “Growth-oriented equity securities” are equity securities that the investment adviser believes offer attractive growth characteristics; that is companies that have experienced, or exhibit the potential for, accelerating or above average earnings growth. The Fund has added this disclosure to the section referenced by the Staff.
2. Comment: Please add the Fund’s 80% policy to the summary strategy section of the prospectus.
     Response: The requested disclosure has been added.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

3. Comment: Query whether small capitalization risk, growth style investing risk and the risks of investing in junk bonds should be added to the principal risks of the Fund.
     Response: The Fund has added small capitalization risk, growth style investing risk and junk bond risk to the Summary risk section of the prospectus.
4. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from describing the particular security to the risks associated therewith. The Fund believes that the current disclosure is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
5. Comment: The heading “Additional risks of investing in emerging countries issuers” is confusing and may suggest that emerging country risk is not a principal risk of the Fund. Please revise accordingly.
     Response: The heading has been revised to delete the word “additional.”
6. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The Fund’s portfolio turnover rate is not anticipated to exceed 100%.
Van Kampen Global Bond Fund
1. Comment: Please add the Fund’s 80% policy of investing in bonds to the summary strategy section of the prospectus. Also add disclosure regarding the Fund’s policy to invest at least 40% of its assets outside the U.S. given the word “global” in its name.
     Response: The requested disclosure has been added.
2. Comment: Add disclosure regarding value style investing to the summary section of the prospectus if this is a value fund.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

     Response: The Fund has added the disclosure to the summary section as requested.
3. Comment: The Item 4 and Item 9 sections of the prospectus state: “Under normal market conditions, the Fund will invest at least 40% of its total assets in non-U.S. securities and other instruments...” What does this mean?
     Response: The referenced disclosure refers to derivative instruments. The Fund has revised the disclosure to clarify as requested.
4. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from describing the particular security to the risks associated therewith. The Fund believes that the current disclosure is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
5. Comment: Please add the duration disclosure that has been included in other of prospectuses you filed.
     Response: The duration disclosure has been revised.
6. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The request disclosure has not been added as the Fund’s non-annualized portfolio turnover as reported in its annual report from Dec 31, 2008 (commencement of operation) to Oct 31, 2009 is 104%.
Van Kampen Global Equity Allocation Fund
1. Comment: Please add the Fund’s 80% policy in to the summary strategy section of the prospectus. Also add disclosure regarding the Fund’s policy to invest at least 40% of its assets outside the U.S. given the word “global” in its name.
     Response: The requested disclosure regarding the Fund’s 80% policy of investing in equity securities has been added as requested. With respect to the Fund’s policy regarding “global” in its

Vincent Di Stefano
Division of Investment Management
February 18, 2010

name, the Fund has a policy to, under normal market conditions, invest at least 65% of its total assets in securities of issuers from at least three countries (including the United States). The Fund is not aware of any publicly-expressed Staff position requiring at least 40% of its assets be so invested.
2. Comment: In the summary strategy section of the prospectus, describe how the adviser decides which securities to buy and when to sell.
     Response: The requested disclosure has been added.
3. Comment: Query whether small capitalization risk should be added to the principal risks of the Fund.
     Response: The Fund can invest in companies of any size and small capitalization risk is not a principal risk.
4. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader. Consider reorganizing and rewriting the disclosure to use plain English, shorter sentences, and bullet points or sub-headings to assist the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from describing the particular security to the risks associated therewith. The Fund believes that the current disclosure is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
5. Comment: The prospectus states: “The Adviser’s sell decisions are based on a country’s or industry/sector’s relative attractiveness as judged by the three major components: valuations, fundamentals and market sentiment.” What is the difference between fundamentals and valuations?
     Response: The Fund has revised the disclosure referenced. The revised disclosure does not use either term referenced by the Staff.
6. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The Fund’s portfolio turnover rate is not anticipated to exceed 100%.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

Van Kampen Global Franchise Fund
1. Comment: Add disclosure regarding the Fund’s policy to invest at least 40% of its assets outside the U.S. given the word “global” in its name.
     Response: The Fund has a policy to, under normal market conditions, invest at least 65% of its total assets in securities of issuers from at least three countries (including the United States). The Fund notes that such policy is currently disclosed in the summary section of the prospectus, and thus, the Fund does not believe that additional disclosure is necessary. The Fund is not aware of any publicly-expressed Staff position requiring at least 40% of its assets be so invested.
2. Comment: Please revise the Item 9 non-diversification risk disclosure to so be particular to this Fund.
     Response: The disclosure has been revised accordingly.
3. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader. Consider reorganizing and rewriting the disclosure to use plain English, shorter sentences, and bullet points or sub-headings to assist the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from describing the particular security to the risks associated therewith. The Fund believes that the current disclosure is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
Van Kampen Global Tactical Asset Allocation Fund
1. Comment: The prospectus states: “Under normal market conditions, the Fund will invest at least 40% of its total assets in non-U.S. securities and other instruments and will invest in generally eight or more countries (including the United States).” Please clarify what is meant by “other instruments.”
     Response: The referenced disclosure refers to derivative instruments and other opportunistic investments, such as precious metals and energy and other assets that trade in the commodities markets. The Fund has added disclosure to clarify this.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

2. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader. Consider reorganizing and rewriting the disclosure to use plain English, shorter sentences, and bullet points or sub-headings to assist the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from describing the particular security to the risks associated therewith. The Fund believes that the current disclosure is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
3. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The Fund’s portfolio turnover rate is not anticipated to exceed 100%.
Van Kampen International Advantage Fund
1. Comment: Query whether small capitalization risk, growth style risk and value style risk should be added to the principal risks of the Fund.
     Response: The Fund has added small capitalization risk, growth style risk and value style risk to the summary risk section.
2. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader. Consider reorganizing and rewriting the disclosure to use plain English, shorter sentences, and bullet points or sub-headings to assist the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from describing the particular security to the risks associated therewith. The Fund believes that the current disclosure is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
3. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).

Vincent Di Stefano
Division of Investment Management
February 18, 2010

     Response: The Fund’s portfolio turnover rate is not anticipated to exceed 100%.
Van Kampen International Growth Fund
1. Comment: Query whether small capitalization risk and growth style risk should be added to the principal risks of the Fund.
     Response: The Fund has added small capitalization risk and growth style risk to the summary risk section.
2. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader. Consider reorganizing and rewriting the disclosure to use plain English, shorter sentences, and bullet points or sub-headings to assist the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from describing the particular security to the risks associated therewith. The Fund believes that the current disclosure is consistent with Item 9 of Form N-1A and in plain English. The Fund will also take the Staff’s comments into consideration in future annual updates.
3. Comment: Indicate whether the 80% policy is based on total assets or net assets plus borrowing.
     Response: The requested disclosure has been added.
4. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The Fund’s portfolio turnover rate is not anticipated to exceed 100%.
Specific Comments — SAI
1. Comment: Under the “Fund Restrictions” heading of the SAI, please revise No. 2 (the borrowing restriction) to include narrative disclosure as to what is permitted with regards to borrowing under the Investment Company Act of 1940.

Vincent Di Stefano
Division of Investment Management
February 18, 2010

     Response: The following narrative disclosure has been added to the “Non-Fundamental Restrictions” to clarify the Fund’s fundamental restriction regarding borrowing:
In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).
      In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Peter Davidson, Esq.
Peter Davidson, Esq.
Assistant General Counsel